CONSENT OF DALE CRAIG

The undersigned hereby consents to the references to, and the information derived from, scientific and technical information regarding engineering matters related to El Limon development contained in the Management’s Discussion and Analysis, and to the references, as applicable, to the undersigned's name, included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp. for the year ended December 31, 2018, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710 and No. 333-226063) of B2Gold Corp.

/s/ Dale Craig
Dale Craig
March 20, 2019